FORM 12b-25: NOTIFICATION OF LATE FILING OF 1934 ACT REPORTS
          U.S. SECURITIES AND EXCHANGE COMMISSION
   WASHINGTON, D.C.  20549
FORM 10-Q                            SEC FILE NUMBER 000-28287

NOTIFICATION OF LATE FILING
(Check One)

[ ]Form 10-K, [ ]Form 20-F,[ ]Form 11-K,[X] 10-q
[ ]Form N-SAR

For Period Ended:   June 30, 2001

[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form 10-Q
[ ]Transition Report on Form N-SAR

For the Transition Period Ended:____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
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Part I - Registrant Information

Knowledge Foundations, Inc.
(Full Name of Registrant)

(Former Name if Applicable)

7852 Colgate Ave
(Address of U.S. Principal Executive Office) (Street & Number)

Westminster, CA 92683
(City, State and Zip Code)
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Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ ](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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[ ](c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative

     The Registrant is unable to file its annual report on Form 10-QSB within the prescribed time period because the Company has experienced some difficulty in compiling its financial records to complete the preparation of the financial statements for the relevant quarter.
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Part IV - Other Information
(1) Name and telephone number of persons to contact in regard to this notification:
Michael Dochterman - (626) 444-5494


(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such report(s))been filed?
[X]Yes [ ] No
If answer is no, identify report(s).

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
fiscal year will be reflected by the earning statements to
be included in the subject report or portion thereof?
[ ] Yes   [x] No
If so: attach an explanation of the anticipated change, both narratively and quantitatively,and,if applicable, state the reasons why a reasonable estimate of the result cannot be made.

Knowledge Foundations, Inc.
(Name of Registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2001
     By:_________________________________
    Michael Dochterman, President


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ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (See 18 U.S.C.1001).
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